UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

CANADIAN SOLAR INC.

(Exact name of registrant as specified in its charter)

Ontario	001-33107
(State or other jurisdiction of incorporation or organization)	(Commission File Number)

4273 King Street East, Suite 102 Kitchener, Ontario, N2P 2E9 Canada
(Address of principal executive offices)	(Zip Code)

Xinbo Zhu, Chief Financial Officer

Tel: 1 519-837 1881

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended 2025.

Section 1.	Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosure and Report

A copy of Canadian Solar Inc. (“Canadian Solar”) Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and it is publicly available at http://investors.canadiansolar.com/sec-filings. The information contained in, and that can be accessed through, either Canadian Solar’s website or any website referred to in the Conflict Minerals Report is included as inactive textual references only and is not, and shall not be deemed to be, a part of this Form SD or incorporated into any other filings Canadian Solar makes with the Securities and Exchange Commission.

Item 1.02.	Exhibit

The Conflict Minerals Report required by Item 1.01 of this Form SD is filed as Exhibit 1.01 hereto.

Section 2.	Resource Extraction Issuer Disclosure

Item 2.01.	Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3.	Exhibits

Item 3.01.	Exhibits

Exhibit 1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CANADIAN SOLAR INC.

By:	/s/ Xinbo Zhu
Name:	Xinbo Zhu
Title:	Chief Financial Officer

Date: June 1, 2026